GROUPE
CLARINS

RECEIVED

2008 AUG 11 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

[redacted]

08004262

SUPPL

RE : Clarins File N° 82-02960

July 28th, 2008

Dear Sirs,

Enclosed is a copy of **Clarins Group 2008 first half net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
AUG 13 2008
THOMSON REUTERS

5/7, rue du Commandant Pilot, BP 174 • 92203 Neuilly-sur-Seine Cedex, FRANCE • Tél : +33 (0)1 47 38 12 12 • Fax : +33 (0)1 45 00 35 88
Société Anonyme à Directoire et Conseil de Surveillance au capital de 326 037 816 € • R.C. Nanterre B 775 668 155
www.clarins-finance.com

GROUPE
CLARINS

July 28, 2008

2008 FIRST HALF NET SALES

Net sales by Activity	2008 first half	2007 first half	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	346.1	342.0	+1.2	+7.6
Perfumes	139.7	152.6	-8.4	-3.8
Consolidated total	**485.8**	**494.6**	**-1.8**	**+4.1**

At June 30, 2008, the Group had consolidated sales of €485.8 million, up 4.1% at constant exchange rates.

This respectable performance was achieved under challenging market conditions resulting from a worldwide slowdown in consumer spending, flat growth in sales volumes in the cosmetic industry, particularly fierce competition for perfumes and unfavourable foreign exchange trends for the European cosmetics industry.

Growth in Group sales in part reflected a slightly positive trend for sales volumes combined with a strong marketing plan for skin care products.
On this basis, the Beauty Division, under the flagship of Clarins brand, achieved sales growth of 7.6% at constant exchange rates, driven largely by excellent gains of the Skin Care range. Make-up sales were satisfactory despite a high comparison basis following the successful placement of the new line in the 2007 first half.
In the absence of major launches, Perfumes declined 3.8% in relation to a high comparison basis from launches by the Thierry Mugler and Azzaro brands in the 2007 first half.

Given the unfavourable economic environment providing limited visibility, Clarins Group now anticipates full-year sales growth of 4% at constant exchange rates, at the lower end of the 4%-6% guidance range announced at the beginning of the year.

Earnings will be impacted by very unfavourable foreign exchange trends and the consequences of the Group's stated strategy of investing to support the development of its existing and new brands.

CLARINS PARIS AZZARO PARIS Thierry Mugler MY BLEND
PORSCHE DESIGN FRAGRANCES DAVID YURMAN

Net sales by quarter	2008	2007	Changes at average exchange rates	Changes at constant exchange rates
	In € million		In %	
1st quarter	240.1	240.4	-0.1	+4.9
2nd quarter	245.7	254.2	-3.4	+3.2
1st half	**485.8**	**494.6**	**-1.8**	**+4.1**

Net sales by region	2008 first half	2007 first half	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	313.0	323.1	-3.1	-0.2
North America	70.1	72.3	-3.0	+8.1
Asia	57.0	55.3	+3.0	+15.0
Other Countries (1)	45.7	43.9	+4.1	+15.0
Consolidated total	**485.8**	**494.6**	**-1.8**	**+4.1**

(1) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

GROUPE
CLARINS

April 24, 2008

2008 FIRST-QUARTER NET SALES GROWTH IN LINE WITH TARGETS

On March 31, 2008, Clarins Group had consolidated net sales of € 240.1 million, up 4.9% at constant exchange rates and within the 2008 guidance range.

This performance was achieved in a context of unfavourable foreign exchange trends and with a high comparison base for make-up and perfumes in relation to the equivalent prior year period.
The Group continued to register growth in sales volume despite general weakness in the cosmetics market.

1. Net sales by activity

Net sales by activity	2008 1st quarter	2007 1st quarter	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	168.9	167.0	+1.1%	+6.6%
Perfumes	71.2	73.4	-2.9%	+1.2%
Consolidated total	**240.1**	**240.4**	**- 0.1%**	**+4.9%**

The Beauty Division grew 6.6%[(1)].

Clarins skin care products registered remarkable growth of 13.0%[(1)]. Noteworthy successes of five products of the hydra-care line and *Younger Longer Balm* added to contributions from positive responses to the *Super Restorative Tinted Creams* that further highlighted Clarins' expertise in proposing beauty solutions for women over 50.
Clarins has been successful in maintaining momentum in all countries in its core business, advancing 7.6% [(1)] in Europe and with double-digit growth in other regions.

Clarins Make-up consolidated its positions with a high recognition from consumers though it was adversely affected by the particularly high basis of comparison resulting from the completely redesigned line with a new general tester unit specially developed for the occasion and launched in the 2007 first-quarter.
Joli Rouge, the brand's new lipstick, got off to a very promising start. Its placement in the 2008 first-quarter will be supplemented by the introduction of new shades in the second half.

(1) At constant exchange rates

Perfume sales grew 1.2%[(1)]. This increase in a particularly competitive environment followed robust growth by the Azzaro and Thierry Mugler brands in the 2007 first-quarter that benefited from the launch of *Azzaro Now*, *Eau de Star* and *Ice Men*.

Thierry Mugler was particularly affected by the scope of this comparison basis. However, *Angel* sales remained at good levels while *A*Men* and *Alien* both profited from tactical launches of *A*Men Pure Coffee* and *Alien Eau Luminescente*.

Azzaro perfumes benefited from the continued roll-out of *Chrome Legend* launched in the United States and Canada in the 2007 second half. Sales for *Azzaro Pour Homme* have remained at satisfactory levels.

Distribution sales rose on performances by Hermès fragrances, the new Burberry fragrance "*The Beat*" and L'Occitane products.

2. Net sales by geographical area

Net sales by region	2008 1st quarter	2007 1st quarter	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	155.3	160.2	-3.1%	-0.8%
North America	33.4	32.8	+1.7%	+10.9%
Asia	28.1	26.9	+4.5%	+16.0%
Other countries [(2)]	23.3	20.5	+14.3%	+25.6%
Total	**240.1**	**240.4**	**- 0.1%**	**+4.9%**

In Europe, sales declined marginally 0.8%[(1)] reflecting the high comparison basis from Clarins Make-up and Thierry Mugler fragrance launches, *Eau de Star* and *Ice Men*.
However, in a market characterized by relatively weak retail sales trends, Clarins Skin Care posted strong growth (+7.6%[(1)]).
France in particular was adversely impacted by the strong 2007 first-quarter due to the placement of the make-up new line. Excluding France, Europe expanded 1.8%[(1)].

The situation is improving in North America with a sales increase of 10.9%[(1)].
Despite lacklustre consumer spending in the US, trends benefited from renewed orders by some retailers, successful promotional campaigns and, this time, a favourable comparison basis in relation to the 2007 first-quarter that reflected significant reductions in inventories by department stores.

Asia continued to register excellent performances (+16.0%[(1)]). Following strong growth in 2007 first-quarter, Clarins skin care achieved additional gains of 19.6%[(1)]. Two new boutiques were opened in the period, one in the prestigious Venetian Macao-Resort-Hotel and the other in Kuala Lumpur, Malaysia.

Finally, emerging countries including notably Russia and the Middle East as well as the Travel Retail distribution channel posted excellent gains.

---

(1) At constant exchange rates
(2) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

3. Outlook

Based on the performances of the first quarter, Clarins Group maintains guidance for existing brands of sales growth between 4% and 6% at constant exchange rates.
The new David Yurman and Porsche Design perfume brands are scheduled to be launched in the second half.

Investor Relations Department – www.clarins-finance.com
Tel.: +33 1 46 41 41 25 – Fax: +33 1 45 00 35 88 – E-mail: finance@clarins.com

CLARINS

March 19, 2008

2007 ANNUAL RESULTS
THE SYMBOLIC €1 BILLION MILESTONE EXCEEDED

Consolidated financial highlights	2007	2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Net sales	1,007.5	967.2	+4.2	+7.3
Operating profit	111.4	127.3	-12.5	-4.1
Net profit - Group share	90.7	223.3	-59.4	-55.5
Net recurring income - Group share [1]	90.7	92.2	-1.7	+7.7
Cash flow	128.9	114.7	+12.4	-
Net cash	185.0	54.8	-	-
Stockholders' equity	823.9	780.7	+5.5	-
Capital expenditures	74.0	56.1	+31.9	-
Change in working capital	13.8	6.5	-	-
Earnings per share in € [1]	2.34	2.40	-2.5	-
Dividend per share in € [2]	0.85	0.85	-	-

In 2007 consolidated net sales ended up at €1,007.5 million. Despite this satisfactory growth of 7.3%, the operating margin, that improved significantly in the second half, was 11.1% for the full year versus 13.2% at the end of 2006. This result reflects:

- Unfavourable foreign exchange trends adversely impacting sales and manufacturing costs resulting in a negative translation effect on operating profit of €10.7 million;
- The increased share in the product mix of Make-up with its higher production costs ;
- Significant marketing and commercial efforts to support the long-term positions of Group brands, and particularly Clarins;
- The launch of several internal growth projects.

Operating profit was €111.4 million, down 12.5% at average exchange rates and 4.1% at constant exchange rates.

Net recurring income declined marginally 1.7% to €90.7 million as a result of net financial income and effective foreign exchange hedging.

Cash flow registered strong growth of 12.4% to €128.9 million providing financing for capital expenditures and growth in working capital requirements. Proceeds from the partial sale of the stake in L'Occitane and the exercise of options generated a surplus of €149.4 million boosting the Group's net cash balance to a record level of €185.0 million.

Confident in the significant potential of Clarins Group, the Management Board will ask the Combined General Meeting to be held on May 6, 2008 (9:30 a.m., Pavillon d'Armenonville, Paris, Allée de Longchamp, Paris 75016) to approve a dividend of €0.85.

[1] Excluding the remeasurement of L'Occitane financial instruments
[2] Excluding the special dividend of €0.50 paid for fiscal 2006

Euronext
NYSE Euronext

Euronext Paris - Compartment A

Investor Relations Department – www.clarins-finance.com
Tel.: +33 1 46 41 41 25 – Fax: +33 1 45 00 35 88 – E-mail: finance@clarins.com

Stella Cadente CLARINS PARIS AZZARO Thierry Mugler MY BLEND

January 31, 2008

2007 NET SALES
Better-than-expected growth
€1 billion benchmark exceeded

Sales by activity	2007	2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	677.8	643.0	+ 5.4	+ 8.6
Group perfumes	281.9	268.9	+ 4.8	+ 8.0
Total Group brands	**959.7**	**911.9**	**+ 5.2**	**+ 8.4**
Distribution	47.8	55.3	- 13.5	- 11.4
Consolidated total	**1,007.5**	**967.2**	**+ 4.2**	**+ 7.3**

Solid growth in 2007 of 7.3 %(1) enabled the Group to exceed the benchmark for sales of €1 billion. This was achieved in a challenging economic environment: uncertainty over the US economy, reduction of inventories by certain retailers, the strong euro, fragile consumer spending in Europe...

Beauty posted solid gains of 8.6%(1) despite a high comparison base. These were driven both by the renewal of the Make-up line and by innovative launches in Skin Care (*Double Serum Generation 6, Truly Matte Skincare, Décolleté and Neck Concentrate, Younger Longer Balm*). By exemplifying the expertise and seriousness of the Clarins brand, these initiatives benefited to all products of the catalogue.

Group Perfume sales grew 8.0 %(1). Both the classic fragrances *Angel*, *Azzaro Pour Homme* and *Chrome*, and the success of *Azzaro Now* dedicated to a younger generation contributed to this performance.

The strong values of our three brands and new initiatives scheduled over the coming year allow Clarins Group to expect continued growth in sales and to start 2008 with confidence.

Annual results to be published on March 19, 2008 after the close of trading on Euronext Paris will highlight an improvement in earnings in the second half compared to the first part of the year. However, the operating margin for the full year will be lower than in 2006.

(1) At constant exchange rates

Net sales by quarter	2007	2006	average exchange rates	constant exchange rates
	In € million		In %	
1st quarter	240.4	238.3	+0.9	+3.7
2nd quarter	254.2	236.3	+7.6	+10.2
1st half	**494.6**	**474.6**	**+4.2**	**+6.9**
3rd quarter	231.8	214.7	+8.0	+10.8
4th quarter	281.1	277.9	+1.2	+5.2
2nd half	**512.9**	**492.6**	**+4.1**	**+7.6**
Total	**1,007.5**	**967.2**	**+4.2**	**+7.3**

Net sales by geographical area	2007	2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	648.6	615.2	+5.4	+5.8
North America	164.4	179.2	-8.2	-1.0
Asia	113.2	109.3	+3.5	+12.5
Other countries (1)	81.3	63.5	+28.1	+35.6
Total	**1,007.5**	**967.2**	**+4.2**	**+7.3**

(2) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

Euronext
NYSE Euronext

Euronext Paris – Compartment A

Investor Relations Department – www.clarins-finance.com
Tel.: +33 1 46 41 41 25 – Fax: +33 1 45 00 35 88 – E-mail: finance@clarins.com

Parfums Stella Cadente · Clarins Paris · Azzaro Paris · Thierry Mugler · My Blend

CLARINS

October 18, 2007

2007 NINE-MONTH NET SALES

1. 2007 third-quarter sales

Net sales by activity	Q3 2007	Q3 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	153.1	147.0	+4.2	+7.0
Group perfumes	67.2	57.0	+17.9	+20.0
Total Group brands	**220.3**	**204.0**	**+8.0**	**+10.9**
Distribution	11.5	10.7	+7.5	+8.6
Consolidated total	**231.8**	**214.7**	**+8.0**	**+10.8**

In the 2007 third quarter, the Group had net sales of €231.8 million, achieving accelerating growth to advance 10.8% at constant exchange rates.

Business highlights of the period:

- **Sustained growth by the Beauty Division** which continues to benefit from the rollout of the new make-up line introduced in the beginning of the year;
- **Significant gains by the Perfume Division** fueled by the success of new products and solid performances of the classic fragrances;
- **Launch of My Blend by Dr Olivier Courtin**, a new premium brand offering personalized skin care solutions that began distribution in a limited number of exclusive points of sale in the US;
- **Launch of Azzaro Skin Force**, the first men's skin care line under the Azzaro brand in an initial phase in Canada and Russia;
- The first sales from the **E-Commerce sites** of Clarins in France and the United States and Thierry Mugler in France;
- **The recovery of orders in the United States** following a period of significant de-stocking at the start of the year;
- **Accelerating sales in Asia**.

2. Nine-month sales

Net sales by activity	Nine Months YTD 2007	Nine Months YTD 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Beauty	495.1	468.4	+5.7	+8.4
Group perfumes	198.3	181.8	+9.1	+12.0
Total Group brands	**693.4**	**650.2**	**+6.7**	**+9.4**
Distribution	33.0	39.1	-15.6	-13.2
Consolidated total	**726.4**	**689.3**	**+5.4**	**+8.1**

Net sales in the first nine months grew 8.1%(1) to €726.4 million.

The Beauty Division gained 8.4%(1).

Skin care (+5.1%(1)) maintained the momentum of the first half for launches with *Double Serum Generation 6, Younger Longer Balm, Super-Restorative Décolleté and Neck Concentrate* and *Defining Eye Lift*. In addition, Clarins existing products continued to perform well.

For Make-up (+27.6%(1)), the success of the redesigned line confirmed. It now includes the Fall-Winter collection *Golden Lights, Wonder Length Mascara* and the sensuous and long-lasting red lipsticks *Rouge Appeal*.

The Perfume Division with an accelerated growth gained 7.5%(1).

The **Thierry Mugler** brand (+11.4%(1)) achieved strong gains driven by *Angel* and *Alien* and their new display unit (the "Source") that offers favourably priced refills for the perfume bottles. *Angel* sales were also boosted by the celebrations organized in connection with its 15th anniversary. After the initial launch of two new fresh aquatic fragrances *Eau de Star* and *Ice Men* in the first half, *Eau de Star* will continue to be rolled out in the second half, notably in the United States.

Azzaro Perfumes (+19.3%(1)) pursued strong growth fuelled by the success of *Now* fragrance duo, *Chrome Legend's* launch in the United States and strong performances by the classic fragrances *Azzaro Pour Homme* and *Chrome*.

By geographical area, trends were largely unchanged in relation to the first half **in Europe where sales grew 7.4%(1)** while in the **United States** the placement of new products and the recovery of orders by department stores contributed to a strong upturn.

As a result, **in North America the decline in nine months sales narrowed to 0.6%(1)** compared with -8.8%(1) in the 2007 first half.

Trends remained positive in Asia (+11.6%(1)) with an acceleration in the third quarter. All major countries of the region registered double-digit growth, reflecting the efforts of the local marketing teams.

(1) At constant exchange rates

In Japan, the Group continued to perform well despite persistent competition from local brands. The Group benefited notably from the opening of its first boutique in the new Tokyo Marunouchi shopping centre.

Net sales by region	Nine Months YTD 2007	Nine Months YTD 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Europe	465.1	433.1	+7.4	+7.4
North America	114.7	124.1	-7.6	-0.6
Asia	82.8	80.2	+3.3	+11.6
Other countries (2)	63.8	51.9	+23.1	+29.5
Total	**726.4**	**689.3**	**+5.4**	**+8.1**

(2) "Other countries" include chiefly Australia, the Middle East, Latin America and Africa

3. Full-year outlook

The Group maintains 2007 full-year guidance of 6% sales growth at constant exchange rates.

As announced when first-half results were published, efforts to support the Group brands, the restructuring process being pursued by the US subsidiary and the launch of My Blend by Dr Olivier Courtin will maintain pressure on the Group's operating margin in the second half.

Consolidated net sales	2007	2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
1st quarter	240.4	238.3	+0.9	+3.7
2nd quarter	254.2	236.3	+7.6	+10.2
1st half	**494.6**	**474.6**	**+4.2**	**+6.9**
3rd quarter	231.8	214.7	+8.0	+10.8
First nine months	**726.4**	**689.3**	**+5.4**	**+8.1**

Eurolist - Compartment A

Investor Relations Department – www.clarins-finance.com
Tel.: +33 1 46 41 41 25 – Fax: + 33 1 45 00 35 88 – Email: finance@clarins.com

GROUPE CLARINS

September 13, 2007

2007 FIRST HALF RESULTS

Consolidated financial highlights	June 30, 2007	June 30, 2006	Change at average exchange rates	Change at constant exchange rates
	In € million		In %	
Net sales	494.6	474.6	+4.2	+6.9
Operating profit	40.0	52.2	-23.5	-17.1
Net profit – Group share	36.7	41.9	-12.4	-6.1
Cash flow	54.0	47.6	+13.6	-
Net cash	129.2	41.5	NS	-
Stockholders' equity	773.2	595.5	+29.9	-
Capital expenditures	33.9	19.1	+77.1	-
Change in working capital	32.2	22.6	-	-

During the 2007 first half, Clarins Group recorded an increase in net sales of 6.9% at constant exchange rates.

Meanwhile, despite this strong activity, operating margin declined 2.9 points, affected by:

- A negative currency effect;
- A lower gross margin resulting from the combined effect of a stronger euro and a less favourable product mix;
- Significant marketing and commercial efforts for the Beauty Division;
- Losses in the US market in response to a decline in orders from department stores while the Group, led by a new management team, has launched measures to boost sales involving restructuring expenses and significant A&P expenses.

Following the sale of a part of the stake in L'Occitane for €133.2 million and thanks to a positive free cash flow of €74.4 million, Group net cash reached the record level of €129.2 million.
At 30 June 2007, L'Occitane Group remaining shares were not reassessed.

With a positive financial result and a decrease in the effective tax rate linked to tax credits generated by the US subsidiary, the decline in net profit was limited to 12.4% with a net margin of 7.4% compared to 8.8% at 30 June 2006.

NP euronext NextPrime

Eurolist – Compartiment A

Investor Relations Department – www.clarins-finance.com
Tel. : +33 1 46 41 41 25 – Fax : + 33 1 45 00 35 88 – Email : finance@clarins.com

END

CLARINS PARIS AZZARO PARIS Thierry Mugler PARFUMS Stella Cadente